DAVID A. SAKOWITZ

Partner

(212) 294-2639

DSakowitz@winston.com

February 3, 2021

VIA EDGAR

Todd K. Schiffman

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ark Global Acquisition Corp.

Form S-1 filed on December 30, 2020

File No. 333-251832

Dear Mr. Schiffman:

On behalf of our client, Ark Global Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated February 3, 2021, relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed via EDGAR on January 27, 2021.

The Company is concurrently filing via EDGAR Amendment No. 2 to the Form S-1 (“Amendment No. 2”), which reflects the Company’s response to the comment received by the Staff.

We have set forth below the comment in the Staff’s letter, in bold, and the Company’s response thereto.

Form S-1 filed January 27, 2021

Our amended and restated certificate of incorporation will require,..., page 61

1.	This section indicates that claims under the Securities Act may be filed in the federal district courts of the United States of America. Section 11.1 of Exhibit 3.2 indicates that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims under the Securities Act. Please reconcile the disclosure with the Exhibit.

Response: The Company has revised Section 11.1 of Exhibit 3.2 in response to the Staff’s comment.

February 3, 2021 Page 2

Please contact me at (212) 294-2639 if you have any questions or require any additional information in connection with this letter or Amendment No. 2.

Very truly yours,

/s/ David A. Sakowitz

David A. Sakowitz

cc:	Richard Williams

Ark Global Acquisition Corp.